MISSION STATEMENT

Delta will provide premier natural gas services while having a positive impact on customers, employees and shareholders.

TO OUR SHAREHOLDERS

          This year’s annual report cover reflects the front entrance to our corporate headquarters in Winchester, Kentucky. We are starting into our 60th year at Delta Natural Gas this year. We appreciate all investors that have displayed confidence in the Company by becoming one of its owners. We welcome shareholders to visit with us at any time, but we particularly welcome you to visit us for our 2008 annual meeting of shareholders to be held at our Winchester office on November 20, 2008.

          This has been another challenging yet rewarding year for our Company, and all of our employees responded to the demands of 2008 by continuing to perform at a very high level. I want to thank each of them for doing their job well and collectively helping Delta to attain our improved results.

          Our earnings increased from $1.62 per common share last year to $2.08 per common share this year. Despite warmer than normal weather, our regulated operations’ financial results improved as a result of the rate case we filed in 2007 that was concluded in October, 2007. We continued to increase our transportation business and this led to our total throughput exceeding 20 billion cubic feet in 2008. Our unregulated subsidiaries continued to have good results and thus added to our 2008 performance.

I appreciate so much our Board of Directors and the dedication they display in carrying out their oversight duties for the Company. Their counsel and judgement are of significant benefit to Delta. They displayed their confidence in the Company’s future by increasing the quarterly dividend from $.31 per share to $.32 per share at their Board meeting held on August 22. This represents a $.04 per share, or 3.2%, increase on an annual basis.

          Don Crowe completed serving Delta as a member of our Board of Directors in November, 2007. Don had served on Delta’s Board since 1966. We express our sincere thanks to Don for his many years of valuable service to the Company. His contributions are greatly appreciated and we extend to Don our sincere gratitude and very best wishes.

We welcomed our newest Board member, Linda Breathitt, at our November, 2007 Annual Meeting of Shareholders. Linda is a former Chair of the Kentucky Public Service Commission as well as a former member of the Federal Energy Regulatory Commission. I am so very pleased to have Linda on our Board of Directors and look forward to her continued contributions to Delta.

We at Delta strive to provide the best quality of service possible to our customers while doing the best we can for all our employees and for you, our owners. As I complete my 30th year with Delta later this year, 23 of them as President and Chief Executive Officer, I am thankful for being blessed with the opportunity to work with Delta’s trained, dedicated employees. I look forward to my continuing involvement in our Kentucky-based company that is a part of the important energy segment of our country.

Sincerely,

Glenn R. Jennings
Chairman of the Board, President
and Chief Executive Officer

August 25, 2008

Selected Financial Information

For the Years Ended June 30,	2008	2007	2006	2005	2004

Summary of Operations ($)

Operating revenues (a)(b)	112,657,117	98,168,391	117,247,144	84,181,233	79,193,614

Operating income (a)(b)	15,663,736	12,968,043	12,757,507	12,490,127	10,532,904

Net income (a)(b)	6,829,868	5,298,347	5,024,635	4,998,619	3,838,059

Basic and diluted earnings per common share (a)	2.08	1.62	1.55	1.55	1.20

Dividends declared per common share	1.24	1.22	1.20	1.18	1.18

Total Assets ($)	170,814,856	160,400,950	155,554,125	144,762,217	138,372,129

Capitalization ($)

Common shareholders’ equity (b)	57,593,585	54,428,471	52,609,724	50,799,454	48,830,161

Long-term debt (c)	58,318,000	58,625,000	58,790,000	52,707,000	53,049,000

Total capitalization	115,911,585	113,053,471	111,399,724	103,506,454	101,879,161

Short-Term Debt ($) (c)(d)	8,028,791	5,389,918	8,246,434	7,609,122	6,388,180

Capital Expenditures ($)	5,563,667	8,082,918	7,781,396	5,338,356	8,959,153
____________________

(a)

We recorded 58,000 Mcf of unbilled sales at June 30, 2005, resulting in non-recurring increases of $1,246,000 in operating revenues, $617,000 in operating income, $379,000 in net income and $.12 in basic and diluted earnings per common share for fiscal 2005.

(b)

In 2008, we implemented new regulated base rates as approved by the Kentucky Public Service Commission in Case No. 2007-00089. The base rates are designed to generate an additional $3,920,000 of revenue annually.

(c)

During April 2006, we issued $40,000,000 aggregate principal amount of 5.75% Insured Quarterly Notes due 2021. The net proceeds of the offering were $37,671,000. We used the net proceeds to redeem $23,700,000 and $10,200,000 aggregate principal amount of our 7.15% Debentures due 2018 and 6 5/8% Debentures due 2023, respectively. The remaining net proceeds of $3,830,000 were used to pay down our short-term notes payable.

(d)	Includes current portion of long-term debt.

Board of Directors

Linda K. Breathitt (c)

Energy Consultant; Former Senior Energy Advisor, Thelen Reid Brown Raysman & Steiner LLP (law firm); Former Commissioner, Federal Energy Regulatory Commission, Washington, DC

Lanny D. Greer (c)

Chairman of the Board and President, First National Financial Corporation and First National Bank (commercial banking), Manchester, Kentucky

Billy Joe Hall (c)

Investment Representative, LPL Financial Services (retail investments), Mount Sterling, Kentucky

Glenn R. Jennings (b)*

Chairman of the Board, President and Chief Executive Officer

Michael J. Kistner (b) (c)*

Consultant, MJK Consulting (financial consulting), Louisville, Kentucky

Lewis N. Melton (a)* (b)

Civil Engineer, Vaughn & Melton Consulting Engineers, Inc. (consulting engineering), Middlesboro, Kentucky

Harrison D. Peet (c)

Director Emeritus, Retired Chairman of the Board, President and Chief Executive Officer

Arthur E. Walker, Jr. (a)

President, The Walker Company (general and highway construction), Mount Sterling, Kentucky

Michael R. Whitley (a) (b)

Lead Director; Retired Vice Chairman of the Board, President and Chief Operating Officer

LG & E Energy Corp. (diversified utility), Louisville, Kentucky

(a) Member of Corporate Governance and Compensation Committee

(b) Member of Executive Committee

(c) Member of Audit Committee

* Committee Chair

Officers

John B. Brown

Chief Financial Officer, Treasurer and Secretary

Johnny L. Caudill

Vice President–

Administration and Customer Service

Alan L. Heath

Vice President–

Operations and Engineering

Glenn R. Jennings

Chairman of the Board, President and

Chief Executive Officer

Corporate Information

Shareholders’ Inquiries

Communications regarding stock transfer requirements, lost certificates, changes of address or other items may be directed to Computershare Investor Services, LLC, the Transfer Agent and Registrar. Communications regarding dividends, the above items or any other shareholder inquiries may be directed to: Emily P. Bennett, Director – Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, e-mail: ebennett@deltagas.com.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP

Suite 1900

250 East Fifth Street

Cincinnati, Ohio 45202

Trustee and Interest Paying Agents for Debentures

5.75% due 2021; 7% due 2023

The Bank of New York Trust Company, N.A.

525 Vine Street, Suite 900

Cincinnati, OH 45202

Disbursement Agent, Transfer Agent and Registrar for Common Shares;

Dividend Reinvestment and Stock Purchase Plan Administrator and Agent

Computershare Investor Services, LLC

P. O. Box 43036

Providence, RI 02940-3036

1-888-294-8217

2008 Annual Report

This annual report and the financial statements contained herein are submitted to the shareholders of the Company for their general information and not in connection with any sale or offer to sell, or solicitation of any offer to buy, any securities.

2008 Annual Meeting

The annual meeting of shareholders of the Company will be held at the General Office of the Company in Winchester, Kentucky on November 20, 2008, at 10:00 a.m. Proxies for the annual meeting will be requested from shareholders when notice of meeting, proxy statement and form of proxy are mailed on or about October 14, 2008.

Dividend Reinvestment and Stock Purchase Plan

This plan provides shareholders of record with a convenient way to acquire additional shares of the Company’s common stock without paying brokerage fees. Participants may reinvest their dividends and make optional cash payments to acquire additional shares. Computershare Investor Services, LLC administers the Plan and is the agent for the participants. For more information, inquiries may be directed to Emily P. Bennett, Director – Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, e-mail: ebennett@deltagas.com.